SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 2, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(1)    The Press Release issued on March 2, 2004

Amsterdam • 2 March 2004

Appointments Executive Board ING Group

The Supervisory Board of ING Group has appointed Cees Maas (1947, Dutch) as Vice Chairman of the Executive Board of ING Group effective on 27 April 2004. Cees Maas will continue in his current role as Chief Financial Officer.

Furthermore the Supervisory Board intends to propose to the Annual Shareholders Meeting of 27 April 2004 to appoint Hans Verkoren (1947, Dutch) as member of the Executive Board of ING Group as of 27 April 2004. Hans Verkoren is currently Global Head ING Direct and member of the Executive Committee Europe, responsible for Retail Financial Services.

ING already announced on 19 November 2003 that the Supervisory Board intends to propose to the Annual Shareholders Meeting of 27 April 2004 to appoint Eli Leenaars (1961, Dutch) and Eric Boyer de la Giroday (1952, Belgian) as member of the Executive Board of ING Group as of 27 April 2004.

The new division of responsibilities within the Executive Board of ING Group will be announced on or around the Annual Shareholders Meeting on 27 April 2004.

In anticipation of the retirement of Chairman Ewald Kist as of 1 June 2004, the composition of the ING Group Executive Board after the Annual Shareholders Meeting of 27 April 2004 will be as follows:

Michel Tilmant, Chairman Cees Maas, Vice Chairman and CFO Eric Boyer de la Giroday Fred Hubbell Eli Leenaars Alexander Rinnooy Kan Hans Verkoren

Press enquiries: ING Group, Peter Jong, tel: +31 20 541 5457, mobile: + 31 6 551 23723

Note to editors: Hans Verkoren’s curriculum vitae is available on request

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in 60 countries. With a diverse workforce of over 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ R. Nijsen

R. Nijsen General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: March 2, 2004